December 6, 2006

Securities and Exchange Commission
Division of Corporate Finance
Attn: Janice McGuirk

Re:	Royal Spring Water
Registration Statement on Form SB-2
Files #333-136850

Dear Ms. McGuirk:

Please let this letter serve as a response to your letter dated October 10, 2006. This letter corresponds numerically with your comment letter as follows:

1	All officers and directors and affiliates have been omitted from the selling shareholders section.

2
The Company is in fact engaged in sales activities and has been for some time. We have been actively negotiating with clients, bidding on jobs and signing contracts. We therefore do compete with other companies during this process and our statement in the risk factor is correct. Although we have no accounting revenue to date, we do have customers and are expanding our customer base by signing future contracts with them and therefore our statement in this risk factor is also correct.

3	This has been clarified.

4	Added

5	Added

6	Revised

7	Revised

8
We respectfully disagree with the request that we state that all material risks have been addressed. I believe it would be misleading and could potentially put the company at risk for making such a statement. Maybe we can work on some agreeable language, but I don’t believe I’ve ever seen an offering document, either public or private that essentially states there are no other known risk factors.

Securities and Exchange Commission
Janice McGuirk
December 6, 2006

9	Revised

10	Deleted

11	Revised

12	Updated

13	Revised

14	Revised

15	Revised

16	Revised

17	Deleted

18	Provided

19	Added

20	Revised

21	Added

22	Done

23	Done

24	Done

25	Done

26	Done. The paragraph was deleted

27	Done

28	Done

29	Done

Securities and Exchange Commission
Janice McGuirk
December 6, 2006

30	Revised

31	Added

32	Added

33	Revised - The cost is stated in a table on the following page 24, however the amended SB-2 has the disclosed cost on page 23 as well.

34	Paragraph added

35	Revised

36
As far as item 36, you will note that one of the selling shareholders is Maxwell Network who was a shareholder of the Easy Company entity prior to the merger with Royal Spring Water. These shares were previously owned by Maxwell Network as a service fee for being a “promoter”.

37	We have revised this section to provide the requested disclosure.

38	Done

39	Done

40	Done

41	Done

42	We have reviewed and revised the SB-2 as needed.

43	We have filed an amended 10KSB and 10QSB as needed and will amend the SB-2 to include these changes as well.

44
We have noted the updating requirements and have determined that it is appropriate to include the August 31, 2006 financial statements in the amended SB-2. We have provided a current consent of the independent accountants.

45	We will file an amended 10KSB that will revise the disclosure in Item 8A to disclose our conclusions.

Securities and Exchange Commission
Janice McGuirk
December 6, 2006

46	We have filed an amended 10KSB that will revise the disclosure in Item 8A as requested.

47	We have filed an amended 10KSB that will remove the level of assurance of our disclosure controls and procedures.

48	We have revised the statements and report as requested.

49	We have revised the financial statements to reflect the merger as a recapitalization of Royal Spring Water.

50
We agree to the need to restate the financials on technical merits with respect to the business combination. However, given that the restatement affects historical income statement amounts only and these adjustments total under $20,000 we believe the changes are not significant enough to warrant an Item 4.02 filing. The instructions for 4.02 do not state that the intent of item 4.02 was to require an 8-K whenever there was a planned restatement for any reason, so we believe that there is judgment involved as to whether the correction is significant enough to warrant such a filing. In this circumstance we are filing amendments to comply with a technical correction only, which is not in dollar amounts, material

51	We have filed an 8-K with the requested financial statements.

I hope that this revised document adequately responds to your comment letter. Certainly feel free to call me on any other issues.

Very truly yours,

“Harel Goldstein”

Harel Goldstein